SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 18, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A. Publicly Traded Company Corporate Taxpayer Registration 76.535.764/0001-43 NIRE 53 3 0000622 9	BRASIL TELECOM PARTICIPAÇÕES S.A. Publicly Traded Company Corporate Taxpayer Registration 02.570.688/0001-70 NIRE 53 3 0000581 8

MATERIAL FACT

1 — Brasil Telecom S.A. (“BT”) and Brasil Telecom Participações S.A. (“BTP”), in compliance with Brazilian Securities Commission (CVM) Instruction 358 dated as of January 3, 2002, communicate that on February 17, 2003, BT executed (i) a Quota Purchase Agreement for the acquisition of 19.9% of the capital of MTH do Brasil Ltda. (“MTH”), which holds 99.99% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED Brazil”); and (ii) an Option Agreement for the acquisition of 80.1% of the capital of MTH, which may only be exercised after certification, by the Brazilian Telecommunications Agency — ANATEL, of fulfillment of universalization and network expansion obligations, to be met by December 31, 2003 under the terms of the Concession Contract.

2 — MetroRED was established in Brazil in August 1997 and during 1999 commenced operations to provide a broad range of private network telecommunication services employing digital fiber optic networks. MetroRED has 331 kilometers of local area network in São Paulo, Rio de Janeiro and Belo Horizonte and a 1,486 kilometers long distance network linking these major metropolitan business centers. In São Paulo, MetroRED maintains a 35,000 square foot Internet Solutions Center that provides co location, hosting and value added services

3 — The total amount involved in the first stage of the transaction is US$17,000,000.00 (seventeen million dollars), of which US$16,999,900.00 (sixteen million, nine hundred and ninety-nine thousand, nine hundred dollars) will be paid to acquire 19.9% of the capital of MTH, and the balance of US$100.00 (one hundred dollars) will be paid to acquire the option to purchase the remaining 80.1% of MTH’s capital. At the time the option to purchase 80.1% of MTH’s capital is exercised, the total amount involved in the second and last stage of the transaction will be US$51,000,000.00 (fifty one million dollars), which will be paid for the acquisition of the 80.1% of MTH’s capital.

4 — The transaction allows Brasil Telecom to continue its strategy in order to achieve the leadership in the data transmission corporate segment.

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5 — Conclusion of the transaction is subject to conditions usual for this type of transaction, including ANATEL’s approval of the transfer of control at the time the option to purchase 80.1% of MTH’s capital is exercised.

6 — The parties will make joint efforts to fulfill the conditions for implementation of the transaction.

7 — Brasil Telecom clarifies that, with regard to the provisions of article 10§2 of the General Concession Plan (“PGO”), approved by Decree 2,534/98, the acquisition of 19.9% of MTH does not result in acquisition of control of MetroRED, nor in the provision, either direct or indirect, by BTP or BT of telecommunications services other than those currently provided in Region II under the PGO.

Brasília, February 17, 2003.

Carla Cico CEO and Investor Relations Officer Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Officer Brasil Telecom Participações S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 18, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer